SOMMER & SCHNEIDER LLP
595 STEWART AVENUE, SUITE 710
GARDEN CITY, NEW YORK 11530
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Herbert H. Sommer Joel C. Schneider	Telephone (516) 228-8181 Facsimile (516) 228-8211

November 17, 2006

FACSIMILE
(202) 772-9210

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn:	Mr. Robert Telewicz, Senior Staff Accountant
Ms. Yolanda Crittendon, Staff Accountant

Re:	Arkados Group, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2005
Staff Comment Letter dated October 31, 2006

Dear Ms. Crittenden and Mr. Telewicz:

We represent the above company, and on their behalf, request an additional extension of the time to reply to the above comment letter until November 28, 2006.

The responses to your comments are complete, but have not been reviewed by our auditors and the person responsible for that review is not available until Monday, November 27, 2006.

If possible, please call or e-mail me at HSommer@ssllplaw.net to confirm this extension. Thank you for your attention in this matter.

Very truly yours,

/s/ Herbert H. Sommer
Herbert H. Sommer

HHS/mr
cc: Oleg Logvinov (e-mail)
Kirk Warshaw (e-mail)